1726 Cole Blvd. Suite 115 Lakewood CO 80401 Phone: 303-256-2026 Fax: 303-928-8598 sroswell@generalmoly.com

May 14, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karina Dorin

Re:	General Moly, Inc. Registration Statement on Form S-3 Filed May 5, 2020 File No. 333-238009

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Moly, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:00 p.m., Eastern Daylight Time, on Monday, May 18, 2020, or as soon thereafter as possible.

Sincerely,

/s/ R. Scott Roswell

R. Scott Roswell
Chief Legal Officer

cc:	Charles D. Maguire, Jr.
Todd M. Kaye
Jennifer A. D’Alessandro
Bryan Cave Leighton Paisner LLP